Exhibit 99.2

MINGZHU LOGISTICS HOLDINGS LIMITED

PRO FORMA CONDENSED COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2020

(UNAUDITED)

(Stated in US Dollars)

	YGMZ	Target Group	Adjustments		Combined Pro Forma
ASSETS
CURRENT ASSETS:
Cash	$11,605,625	$373,875	$(2,000,000	)(a)	$9,979,500
Accounts receivable, net	5,343,716	5,497,446	-		10,841,162
Prepayments	1,059,335	860,007	-		1,919,342
Others receivable	283,089	2,275,695	-		2,558,784
Loans receivables	11,164,933	-	-		11,164,933
Amount due from related parties	741,340	1,038,322	-		1,779,662
Total Current Assets	30,198,038	10,045,345	(2,000,000)		38,243,383

PROPERTY AND EQUIPMENT, NET	3,448,109	12,306,603	-		15,754,712

OTHER ASSETS
Deferred tax assets	31,852	10	-		31,862
Deposits	261,992	-	-		261,992
Goodwill	-	-	23,414,017	(b)	23,414,017
Total other assets	293,844	10	23,414,017		23,707,871
Total assets	$33,939,991	$22,351,958	$21,414,017		$77,705,966

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$6,551,724	$996,169	$-		$7,547,893
Accounts payable	1,415,591	894,105	-		2,309,696
Others payable and accrued liabilities	531,120	5,216,902	14,710,032	(a)	20,458,054
Amount due to related parties	993,846	1,256,625	-		2,250,471
Tax payable	2,722,409	370,459	-		3,092,868
Deferred revenue	-	10,514			10,514
Current portion of capital lease and financing obligations	51,135	5,288,546	-		5,339,681
Current maturities of loans from other financial institutions	235,487	-	-		235,487
Total current liabilities	12,501,312	14,033,320	14,710,032		41,244,664

OTHER LIABILITIES
Long-term loans from other financial institutions	136,400	-	-		136,400
Long-term portion of capital lease and financing obligations	27,989	2,266,623	-		2,294,612
Total other liabilities	164,389	2,266,623	-		2,431,012
Total liabilities	12,665,701	16,299,943	14,710,032		43,675,676

SHAREHOLDERS' EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 12,354,040 and 9,000,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively*	12,354	-	3,189	(c)	15,543
Stock subscription receivables	(847,086)	-	-		(847,086)
Additional paid-in capital	13,824,820	-	12,752,811	(c)(d)	26,577,631
Statutory reserves	877,886	452,712	(452,712	)(d)	877,886
Retained earnings	6,905,718	3,237,313	(3,237,313	)(d)	6,905,718
Merger reserve	-	2,029,751	(2,029,751	)(d)	-
Accumulated other comprehensive income (loss)	500,598	332,239	(332,239	)(d)	500,598
Total shareholders' equity	21,274,290	6,052,015	6,703,985		34,030,290
Total liabilities and shareholders' equity	$33,939,991	$22,351,958	$23,414,017		$77,705,966

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

(a)	Cash: Reflects $2 million in cash consideration paid to the Target Group’s shareholder, and the cash payable agreed upon the Share Purchase Agreement.
(b)	Goodwill: Adjustments to record goodwill resulting from the acquisition. Goodwill is not amortized but rather is assessed for impairment at least annually or more frequently whenever events or circumstances indicate that goodwill might be impaired.
(c)	Ordinary shares and additional paid-in capital: Reflects $12,756,000 in the share consideration-estimated fair value transferred to the Target Group’s shareholder.
(d)	Shareholders’ equity: Reflects the elimination of Target Group’s shareholders’ equity.

See accompanying notes to the unaudited pro forma condensed consolidated financial statements

MINGZHU LOGISTICS HOLDINGS LIMITED

PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

(UNAUDITED)

(Stated in US Dollars)

	YGMZ	Target Group	Adjustments	Combined Pro Forma
REVENUES	$18,793,951	$34,078,502	$-	$52,872,453
			-	-
COSTS AND EXPENSES			-	-
Transportation costs	-	-	-	-
Costs of revenue	16,010,644	28,340,964	-	44,351,608
General and administrative expenses	1,321,412	939,588	-	2,261,000
Sales and marketing expenses	50,083	90,802	-	140,885
Total costs and expenses	17,382,139	29,371,354	-	46,753,493

INCOME FROM OPERATIONS	1,411,812	4,707,148	-	6,118,960

OTHER (EXPENSES) INCOME
Interest expenses	(374,048)	(1,027,458)	-	(1,401,506)
Other expenses	(65,828)	(11,244)	-	(77,072)
Other income	176,802	1,026,911	-	1,203,713
Total other expenses, net	(263,074)	(11,791)	-	(274,865)

INCOME BEFORE INCOME TAXES	1,148,738	4,695,357	-	5,844,095

PROVISION FOR INCOME TAXES	366,442	1,010,980	-	1,377,422

NET INCOME	782,296	3,684,377	-	4,466,673

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	752,828	349,237	-	1,102,065
COMPREHENSIVE INCOME	$1,535,124	$4,033,614	$-	$5,568,738

Weighted average shares used in computation:
Basic*	9,629,783	1	(1)	9,629,783
Diluted*	9,633,993	1	(1)	9,633,993

EARNINGS PER SHARE - BASIC*	$0.08	$-	$-	$0.08
EARNINGS PER SHARE - DILUTED*	$0.08	$-	$-	$0.08

See accompanying notes to the unaudited pro forma condensed consolidated financial statements

1. Basis of Presentation

These pro forma condensed combined financial statements, including the accompanying notes and related disclosures, has been prepared on an as-if basis, assuming that the takeover transaction between the Company and the Target Group has been in effect since the beginning of the period present in the results of operations by combining the historical financial statements of the entities and eliminating any intercompany balances. The Company’s acquisition is accounted for under the acquisition method of accounting. Actual results incorporated results may have differed from those presented herein.

The pro forma adjustments reflecting the consummation of the acquisition are based on certain currently available information and certain assumptions and methodologies that the Target Group believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments may be revised as additional information becomes available and alternative valuation methodologies are evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. The Target Group believes that its assumptions and methodologies provided a reasonable basis for presenting all the significant effects of the acquisition contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed combined balance sheet combines the Target Group’s and the Company’s balance sheets as of December 31, 2020 as if the acquisition had occurred on December 31, 2020. The unaudited pro forma condensed combined statements of income and comprehensive income combines the Target Group’s and the Company’s operations for the year ended December 31, 2020, presented as if the acquisition had been completed on January 1, 2020. These unaudited pro forma consolidated condensed financial statements are based upon the historical financial statements of the Target Group and the Company after considering the effect of the adjustments described in these footnotes.

The accompanying unaudited pro forma consolidated financial statements do not give effect to any cost savings, revenue synergies or restructuring costs which may result from the integration of the Target Group and the Company operations. Further, actual results may be different from these unaudited pro forma consolidated financial statements. They should be read in conjunction with the historical financial statements and notes thereto of the Target Group and Company.

These unaudited pro forma condensed combined financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

2. Estimated Preliminary Purchase Price Allocation

The preliminary consideration and allocation of the purchase price to the fair value of the Company’s assets acquired and liabilities assumed as if the acquisition date was December 31, 2020 is presented below:

Calculation of consideration per the stock purchase agreement
Ordinary shares issuance	3,189,000
Share consideration-Estimated fair value	$12,756,000
Cash consideration-Estimated fair value	16,710,032
Total consideration	$29,466,032

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	$373,875
Accounts receivable, net	5,497,446
Prepayments	860,007
Others receivable	2,275,695
Amount due from related parties	1,038,322
Equipment, net	12,306,603
Deferred tax assets	10
Short-term bank borrowings	(996,169)
Accounts payable	(894,105)
Others payable and accrued liabilities	(5,216,902)
Amount due to related parties	(1,256,625)
Tax payable	(370,459)
Deferred revenue	(10,514)
Capital lease and financing obligations	(7,555,169)
Total identifiable net assets	6,052,015
Goodwill	23,414,017
Net assets acquired	$29,466,032

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of Company.

The Target Group has not completed the detailed valuation necessary to estimate the fair value of the assets acquired and the liabilities assumed and, accordingly, the adjustments to record the assets acquired and liabilities assumed at fair value reflect the best estimate of the Target Group based on the information currently available and are subject to change once additional analyses are completed. Furthermore, the cash portion of purchase price has not been paid yet and the final purchase price may be subject to the certain closing adjustment items pursuant to the Stock Purchase Agreement.

As the goodwill calculation above assumed full payment of the purchase price, the final amount recorded may differ materially from the information presented.

3. Pro forma Adjustments

The unaudited pro forma condensed consolidated financial information has been prepared to illustrate the effect of the acquisition and has been prepared for informational purposed only.

The historical financial statements have been adjusted in the unaudited pro forma condensed consolidated financial information to give pro forma effect to events that are directly attributable to the acquisition, factually supportable, and with respect to the statements of operations, expected to have a continuing impact on the results of the Target Group.

The pro forma adjustments are comprised of the following elements:

(a)	Represents the unpaid cash consideration that is payable to former Company shareholders;

(b)	Reclassifies the share consideration that has not been issued to the former Company shareholders;

(c)	Represents acquisition consideration allocated to assets acquired and liabilities assumed in the acquisition, and the allocation to goodwill, which was the amount that the purchase price exceeded the fair value of the identifiable net assets, and the elimination of the equity of the Target Group that the Target Group acquired.

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